UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 25)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 10 6

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

6

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

7

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

8

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.5%
14	TYPE OF REPORTING PERSON

CO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

9

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,527,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,472,254
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,587,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		804,019
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

749,183
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

804,019
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 10 6

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”). This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of Steel Connect, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2000 Midway Lane, Smyrna, Tennessee 37167.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Handy & Harman Ltd., a Delaware corporation (“HNH”), WHX CS Corp., a Delaware corporation (“WHX CS”), Steel Excel Inc., a Delaware corporation (“Steel Excel”), Steel Partners, Ltd., a Delaware corporation (“SPL”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein and Jack L. Howard. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by SPHG Holdings, and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by Steel Holdings.

HNH owns 100% of the outstanding shares of common stock of WHX CS. Steel Excel owns 100% of the outstanding shares of common stock of HNH. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, for purposes of this statement, each of HNH, Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WHX CS and each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by HNH.

Warren G. Lichtenstein, Executive Chairman of Steel Holdings GP, is the Interim Chief Executive Officer and the Executive Chairman of the Issuer. Mr. Lichtenstein is the Chief Executive Officer and a control person of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Jack L. Howard, President and a director of Steel Holdings GP, a director of HNH, a director of WHX CS and a director of Steel Excel, is a director of the Issuer.

12

CUSIP No. 858098 10 6

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person, except to the extent of his or its pecuniary interest therein.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of WHX CS, (iii) the executive officers and directors of SPL, (iv) the executive officers and directors of Steel Holdings GP, and (v) the executive officers and directors of Steel Excel. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)        HNH is a diversified manufacturer of engineered niche industrial products. WHX CS is a holding company. SPL is a holding company. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses. The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP and Interim Chief Executive Officer of the Issuer. The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.

(d)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,496,545 Shares owned directly by HNH is approximately $9,109,689, including brokerage commissions. The Shares owned directly by HNH were acquired with the working capital of HNH.

13

CUSIP No. 858098 10 6

The 5,940,170 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 2,245,990 Shares owned directly by SPHG Holdings is approximately $4,013,692, including brokerage commissions. The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Preferred Stock”) owned directly by SPHG Holdings is $35,000,000. The aggregate purchase price of the 2024 Note (as defined in Item 4) owned directly by SPHG Holdings is $14,940,000. The Shares, Preferred Stock and 2024 Note owned directly by SPHG Holdings were acquired with the working capital of SPHG Holdings.

The aggregate purchase price of the 7,500,000 Shares owned directly by Steel Holdings is $30,000,000. Such Shares were acquired with the working capital of Steel Holdings.

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 1,527,090 Shares (including 54,836 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 10,000 Shares owned directly by Mr. Howard is approximately $68,530, including brokerage commissions. Mr. Howard directly beneficially owns an additional 794,019 Shares (including 54,836 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 13, 2021, the Issuer, together with certain of its current and former directors, including Messrs. Lichtenstein and Howard, as well as other named defendants (collectively, the “Defendants”), entered into a memorandum of understanding (the “MOU”) in connection with the settlement of the Reith v. Lichtenstein, et al., C.A. No. 2018-0277-MTZ (Del. Ch. 2018) class and derivative action. Pursuant to the MOU, the Defendants agreed to cause their directors’ and officers’ liability insurance carriers to pay to the Issuer $2.75 million in cash. Additionally, under the MOU and separate agreements between the Issuer and such individuals, Messrs. Lichtenstein and Howard and a former director agreed to surrender to the Issuer an aggregate of 3,300,000 Shares, which they had initially received in December 2017 in consideration for services to the Issuer. In connection therewith, on August 17, 2021, Mr. Lichtenstein surrendered to the Issuer 1,833,333 vested Shares and 300,000 unvested Shares and Mr. Howard surrendered to the Issuer 916,667 vested Shares and 150,000 unvested Shares. The former director will surrender his Shares at a later date. The settlement requires court approval and there can be no assurances that such approval will be granted. Reference is made to the Issuer’s Form 8-K filed on the date hereof for a more detailed description of the MOU and the related transactions.

14

CUSIP No. 858098 10 6

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 63,096,394 Shares outstanding, which is the total number of Shares outstanding as of June 7, 2021, as disclosed in the Issuer’s Schedule 14A filed on June 15, 2021.

As of the close of business on the date hereof, HNH owned directly 2,496,545 Shares, constituting approximately 4.0% of the Shares outstanding. By virtue of their relationship with HNH discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by HNH.

As of the close of business on the date hereof, WHX CS owned directly 5,940,170 Shares, constituting approximately 9.4% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of HNH, Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, SPHG Holdings owned directly 2,245,990 Shares and beneficially owned an additional (i) 17,857,143 Shares underlying the currently convertible Preferred Stock owned directly by SPHG Holdings and (ii) 6,293,707 Shares underlying the currently convertible 2024 Note owned directly by SPHG Holdings, constituting approximately 39.9% of the Shares outstanding. By virtue of their relationship with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares, including the Shares underlying the Preferred Stock and 2024 Note, owned directly by SPHG Holdings.

As of the close of business on the date hereof, Steel Holdings owned directly 7,500,000 Shares, constituting approximately 11.9% of the Shares outstanding. By virtue of its relationship with Steel Holdings discussed in further detail in Item 2, Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Holdings.

As of the close of business on the date hereof, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein directly beneficially owned 1,527,090 Shares (including 54,836 unvested restricted Shares), constituting approximately 2.4% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard directly beneficially owned 804,019 Shares (including 54,836 unvested restricted Shares), constituting approximately 1.3% of the Shares outstanding.

15

CUSIP No. 858098 10 6

This statement reports an aggregate of 44,724,664 Shares, including 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note, constituting approximately 51.3% of the Shares outstanding on a fully diluted basis.

Item 5(b) is hereby amended and restated to read as follows:

(b)       Each of WHX CS, HNH, SPHG Holdings, SPHG, Steel Holdings, Steel Holdings GP and Steel Excel is deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of HNH, SPHG Holdings, SPHG, Steel Holdings, Steel Holdings GP and Steel Excel is deemed to have shared power to vote and dispose of the Shares owned directly by HNH. Each of SPHG Holdings, Steel Holdings, SPHG and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings. Each of Steel Holdings and Steel Holdings GP is deemed to have shared power to vote and dispose of the Shares owned directly by Steel Holdings. Each of SPL and Mr. Lichtenstein is deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein and Howard has the sole power to vote all Shares he directly owns and has the sole power to dispose all Shares (other than unvested restricted Shares) he directly owns.

Item 5(c) is hereby amended to add the following:

(c)       On August 17, 2021, Messrs. Lichtenstein and Howard surrendered Shares to the Issuer in accordance with the MOU as described in further detail in Item 4. On July 1, 2021, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 11,891 restricted Shares, which vest on July 1, 2022, provided that he remains a director of the Issuer on such vesting date. There have been no other transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the MOU and related transactions discussed in Item 4.

16

CUSIP No. 858098 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2021	HANDY & HARMAN LTD.

	By:	/s/ Jason Wong
Jason Wong Senior Vice President

WHX CS CORP.

By:	/s/ Jason Wong
Jason Wong Senior Vice President

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Jack L. Howard
Jack L. Howard President

17

CUSIP No. 858098 10 6

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Jack L. Howard
Jack L. Howard President

STEEL EXCEL INC.

By:	/s/ Jason Wong
Jason Wong Senior Vice President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

18

CUSIP No. 858098 10 6

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Gordon A. Walker, President and Director	Senior Vice President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jason Wong, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

 Executive Officers and Directors of WHX CS Corp.

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Gordon A. Walker, President and Director	Senior Vice President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jason Wong, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Chief Executive Officer	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, Director and President	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Mario Marcon, Chief Financial Officer	Employee of Steel Services, Ltd., a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address

Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jason Wong, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

General Richard I. Neal, Director	Retired	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

James Benenson III, Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Eric P. Karros, Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Rory H. Tahari, Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Gordon A. Walker, Senior Vice President	Senior Vice President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 10 6

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address

Jack L. Howard, Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Gordon A. Walker, President and Director	Senior Vice President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

Jason Wong, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022